

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 21, 2012

Via E-mail

Mr. David Wear
Chief Financial Officer
Identive Group, Inc.
1900 Carnegie Avenue, Building B
Santa Ana, CA 92705

> **Re: Identive Group, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2011**
> **Filed March 29, 2012**
> **Form 10-Q for the quarterly period ended September 30, 2012**
> **Filed November 9, 2012**
> **File No. 000-29440**

Dear Mr. Wear:

We have reviewed your filings and have the following comments. Please note that we have limited our review to only your financial statements and related disclosures. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2011

Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 52

1.   We note the disclosure on page 90 regarding the undistributed earnings of foreign subsidiaries. Tell us what consideration you gave to disclosing the amount of cash and cash equivalents that are currently held outside of the United States and the impact of repatriating the undistributed earnings of foreign subsidiaries. In this regard, we note that

this disclosure would illustrate that some cash is not presently available to fund domestic operations and obligations without paying taxes upon their repatriation. We refer you to Item 303(a)(1) of Regulation S-K and Section IV of SEC Release 33-8350.

Notes to Consolidated Financial Statements

Note 11. Income Taxes, page 89

2.   We note your disclosure on page 90 which indicates that you have not provided deferred taxes on undistributed earnings of foreign subsidiaries as you have no intention of remitting these earnings. Please tell us the amount of the undistributed earnings of foreign subsidiaries that are considered to be "reinvested" as of December 31, 2011 and tell us what consideration you gave to providing this quantitative disclosure in your filing. Refer to FASB ASC 740-30-50-2.

Note 12. Segment Reporting, Geographic Information and Major Customers, page 91

3.   We note your disclosure of "Americas" revenue and long-lived assets on page 93. Please tell us what consideration you gave to FASB ASC 280-10-50-41 which requires you to disclose revenues and long-lived assets for the United States, your country of domicile.

4.   Your disclosures on page 43 indicate that sales in Europe and the Middle East increased due to sales for the German national ID program and the German electronic healthcard program. Your disclosures also indicate that shipments for the German electronic ID program accounted for $7.6 million of revenue in 2011. Please tell us if any specific countries, such as Germany, are material to your consolidated revenues and tell us your consideration of FASB ASC 280-10-50-41(a).

Form 10-Q for the quarterly period ended September 30, 2012

Condensed Consolidated Statements of Operations, page 3

5.   We note your disclosure on page 8 that you reclassified the amounts related to re-measurement of contingent consideration from general and administrative to non-operating income/loss. Please explain your basis for classifying these costs as non-operating. In this regard, it is unclear to us how these would be considered non-operating as the amounts relate to an acquired business.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates

Revenue Recognition, page 40

6.   We note that you have expanded your policy on page 41 to discuss your revenue
        arrangements for multi-functional customer cards based on RFID contactless chips. Your
        expanded disclosures appear to discuss the nature of these arrangements; however, they
        do not discuss how you recognize revenue from these arrangements. Please advise. As
        part of your response, please explain to us how you obtained sufficient historical
        information to determine card breakage rates considering that this appears to be a new
        offering.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Exchange Act of
1934 and all applicable Exchange Act rules require. Since the company and its management are
in possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company
acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose
  the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by
  the Commission or any person under the federal securities laws of the United States.

        You may contact Ryan Rohn, Staff Accountant, at (202) 551-3739 or Christine Davis,
Assistant Chief Accountant, at (202) 551-3408 if you have questions regarding comments on the
financial statements and related matters. Please contact me at (202) 551-3730 with any other
questions.

                                                Sincerely,

                                                /s/ Stephen Krikorian

                                                Stephen Krikorian
                                                Accounting Branch Chief